EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

NAME	STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION

1. ClassroomDirect.com, LLC	Delaware
2. Childcraft Education Corp.	New York
3. Bird-in-Hand Woodworks, Inc.	New Jersey
4. Frey Scientific, Inc.	Delaware
5. Sportime, LLC	Delaware
6. Sax Arts & Crafts, Inc.	Delaware
7. Premier Agendas, Inc.	Washington
8. Premier School Agendas, Ltd.	Canada
9. Select Agendas, Corp.	Canada
10. Califone International, Inc.	Delaware
11. Delta Education, LLC	Delaware